EXHIBIT 21.1

Subsidiaries of the Registrant	Jurisdiction of Incorporation

Ancestry.com Operations Inc.	Delaware, United States
Ancestry.com UK Limited	United Kingdom
42010523 Canada Inc.	Canada
Ancestry.com Australia Pty Ltd	Australia
Info Rich (Hong Kong) Limited	Hong Kong
Ancestry.com Canada Inc.	Canada
Ancestry.com UK (Commerce) Limited	United Kingdom
TGN Services, LLC	Delaware, United States
Riverwoods Holding	The Cayman Islands
Genline AB	Sweden
iArchives, Inc.	Utah, United States
Ancestry.com Deutschland GmbH	Germany
Ancestry.com Italia S.r.l.	Italy
Ancestry.com France SARL	France
Generations Information Technology (Beijing) Co., Ltd.	People’s Republic of China